SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2002

THE RANK GROUP PLC
(Translation of registrant's name into English)

6 Connaught Place, London, W2 2EZ, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X...... Form 40-F..............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes................. No..........X...........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-................

6 September 2002

The Rank Group Plc

Interim Results for the 6 months ended 30 June 2002

- *Earnings per share* up 15% to 7.6p*
- *Profit before tax* up 3% to £85.1m*
- *Gaming** turnover up 10% and operating profit up 15%*
- *Hard Rock operating profit of £14.8m (2001 - £24.0m)*
- *Deluxe turnover up 9% and operating profit up 38%*
- *Underlying cash flow remains strong, although net debt has increased to £416.8m (2001 - £334.6m) following Deluxe contract renewals*
- *Interim dividend increased by 5% to 4.4p*

* *before exceptional items, earnings per share restated for FRS 19 'Deferred Tax'*
** *excluding Rank Interactive Gaming*

Commenting on the results, Mike Smith, Chief Executive, said:

"A good first half for Rank. Once again we have balanced improved financial results with a drive for growth and accelerated development. Gaming continues to be strong, Hard Rock, whilst still undermined by a lower level of tourism, performed as anticipated, and Deluxe was exceptionally good in the period.

The Group remains well placed to make further progress in the balance of 2002 and beyond. Current trading shows similar trends to those of the first half and remains in line with our expectations."

Enquiries:

The Rank Group — Tel: 020 7706 1111

Mike Smith, Chief Executive
Ian Dyson, Finance Director
Kate Ellis-Jones, Director of Investor Relations

Press Enquiries:

The Maitland Consultancy — Tel: 020 7379 5151

Angus Maitland
Suzanne Bartch

RG/07/02

Conference call details:

Friday 6 September 2002
9.20am Please call +44 (0) 20 8288 4700 quoting The Rank Group, reference number 446083
9.30 am Meeting starts
The slides to accompany the presentation will be available on Rank's web site (www.rank.com – Investor Relations – presentations)

An Instant replay number will be available from the end of the meeting for one month
Replay number +44 (0) 20 8288 4459 - Access code 422770

CHIEF EXECUTIVE'S REVIEW

This has been a good first half for Rank. Whilst there is much talk of difficult trading conditions and general economic uncertainty, the all round strength of the Group and its spread of activities have enabled us to improve short term results whilst positioning ourselves for longer term growth.

Trading

Once again the Gaming Division exhibited a strong performance. As we have said previously, we are now adding turnover growth to businesses in which we had already demonstrated margin and cost control. We successfully continued the bingo promotional activity introduced last year and combined this with accelerated growth in the UK casino business, as customers increasingly appreciate our steadily improving facilities and product offerings.

Hard Rock is still suffering from a fall in tourism in a number of major cities which has undermined merchandise sales. European cafes, which for some two years prior to September 2001 had enjoyed strong growth, were particularly affected in this trading period. Overall, like for like sales were down 6.3%. However, our efforts to improve local market penetration have enabled us to restrict the impact on the food and beverage business which has recovered steadily, with like for like sales down only 1.7% in the first half.

Deluxe had an excellent half year. As in 2001, film was very strong with record levels of output, partly assisted by the flexibility afforded by the new Toronto laboratory and more particularly by the Rome laboratory which added to our European capability. The newly named Media Services business (comprising both VHS and DVD) also improved results with the expected decline in VHS offset by growth in DVD and distribution.

The underlying cash flow profile of our businesses remains strongly positive. However debt increased in this period largely because of the advance payments associated with Deluxe contract renewals and capital expenditure.

Development

The positive outcome for the first half is matched by the continuing drive to position the Group for growth in the future.

Within Gaming, organic growth has been spurred by our marketing initiatives and investment in facilities. To these existing growth factors we can add near term deregulation measures and the introduction of new products. In Mecca Bingo we are now allowed four jackpot machines per club and since 12 August we have been allowed an increase in prize levels. In Grosvenor Casinos we have completed the move to extended opening hours and continue to introduce electronic roulette, with completion expected at around 400 positions in the Autumn. Several new casino games are now also allowed, as is alcohol on the gaming floor and live entertainment. All these changes are benefiting the current year but the full effect will not be apparent until 2003. The more far-reaching deregulatory changes arising from the Budd Report are still likely to be introduced in early 2005.

The first UK Hard Rock casino opened in Manchester in July, with the second scheduled to open in London in December. A relocated and larger Brighton casino opened in August. In Spain we bought three additional bingo clubs.

Rank Interactive Gaming was launched late last year, starting with Rank.com offering fixed odds products based on a UK permit and followed in July this year by HardRockCasino.com with casino style games based on an Isle of Man licence. This combined business is not yet profitable, but turnover is growing week by week and our plans include the regular introduction of additional games.

Our plans for Hard Rock include not only the development of additional cafes but also brand extensions into hospitality and gaming. There have been four new cafe openings in this period and two significant refurbishments. The Seminole Indian Nation hotel/casino development in Florida is now financed and in build and is expected to be partially open in late 2003 and fully operational by early 2004. The Chicago hotel will open in 2003. With a strengthened development team we are actively seeking further deals of this type.

In Deluxe, the new laboratories in Toronto and Rome are now fully operational. We are also pleased to announce the establishment of a joint venture with Atlab, the only major film laboratory in Australasia, under which the existing Atlab film processing business will be developed to provide increased services to the Australian and Asian markets.

We have continued to broaden the range of services we can provide to our Deluxe customers. The most important recent development has been the formation of a new venture with Ritek, which combined the DVD assets of Deluxe and Ritek in both North America and Europe. Through this new venture Deluxe is now a major player in the fast growing DVD market. Other Deluxe developments include small investments in digital services - a 20% stake in Efilm (digital enhancement of film masters) and the acquisition of Vision Entertainment and establishment of DMAM (electronic storage and retrieval of film and TV content).

We stated previously that we would attempt to extend existing Deluxe contracts before they fall due. We have made excellent progress in this regard with some 70% of world-wide film contracts (by footage) now renewed until at least 2006. We believe that one film contract, Universal, will not be renewed and this is likely to have some adverse effect from Spring 2003. However, we believe that the strong volume growth exhibited by the film business in the past three years will continue and this, together with a continuing drive to reduce costs and the effect of new developments, will mitigate the impact of the contract loss on the Group's results.

Outlook

The continuing strong Group financial performance combined with both short term and long term development opportunities leaves Rank well placed for future profitable growth. Current trading shows similar trends to those of the first half and remains in line with our expectations.

Dividend

We are pleased to announce a 5% increase in the interim dividend.

SUMMARY OF RESULTS

	Turnover		Profit before exceptional items	
	2002	2001	2002	2001 (as restated)
	£m	£m	£m	£m
Gaming	**231.0**	209.4	**49.0**	45.6
Hard Rock	**121.5**	130.6	**14.8**	24.0
Deluxe	**306.5**	282.0	**31.4**	22.7
US Holidays	**21.9**	23.4	**4.8**	6.7
Central costs and other	**-**	-	**(4.6)**	(3.0)
	680.9	645.4	**95.4**	96.0
Net income from associates and joint ventures			**1.7**	1.7
Managed businesses' interest			**(12.0)**	(14.9)
Profit before tax and exceptional items			**85.1**	82.8
Exceptional items			**(5.7)**	6.5
Profit before tax			**79.4**	89.3
Basic earnings per share before exceptional items			**7.6p**	6.6p
Dividend per share			**4.4p**	4.2p

Group turnover was 6% ahead of last year despite the anticipated decline in Hard Rock as a result of the events of 11 September 2001. Gaming was up 10%, continuing the strong growth trend established in the second half of 2001. Deluxe was up 9%, with an outstanding performance from Film Processing.

Group operating profit was in line with 2001 with good progress in Gaming and Deluxe offsetting the expected reduction in profits at Hard Rock and US Holidays.

The managed businesses' interest charge was £2.9m lower than 2001 due to a lower average interest rate. Group profit before tax and exceptional items was £85.1m, 3% ahead of last year. Earnings per share of 7.6p was 15% ahead after restating for the adoption of FRS 19 'Deferred Tax'.

The Group recorded a net exceptional charge of £5.7m. This largely reflects an impairment of the value of Deluxe's investment in the ex-Pioneer DVD facility which has crystallised following the recently announced deal with Ritek.

The interim dividend has been increased by 5% to 4.4p (2001 – 4.2p).

GAMING

	Turnover		Operating profit	
	2002	2001	2002	2001
	£m	£m	£m	£m
Mecca Bingo				
UK	**118.5**	112.1	**35.3**	33.4
Spain	**7.8**	6.7	**1.8**	1.6
	126.3	118.8	**37.1**	35.0
Grosvenor Casinos				
UK	**75.5**	63.3	**14.3**	9.4
Belgium	**3.9**	4.9	**(0.1)**	0.3
	79.4	68.2	**14.2**	9.7
Rank Leisure Machine Services	**24.6**	22.4	**1.0**	0.9
	230.3	209.4	**52.3**	45.6
Rank Interactive Gaming	**0.7**	-	**(3.3)**	-
	231.0	209.4	**49.0**	45.6

Gaming had another excellent half year with operating profit up 15% before accounting for a £3.3m loss recorded by Rank Interactive Gaming, the Group's on-line gaming business. The revenue growth trends established in the second half of 2001 continued with turnover up 10% and both Mecca and Grosvenor growing strongly.

Mecca Bingo

	2002	2001	change
UK Bingo statistics			
Admissions ('000s)	**11,937**	12,031	-0.8%
Spend per head (£)	**9.93**	9.30	6.8%

Mecca Bingo in the UK benefited from a continuation of the successful promotional activity that was introduced in the second half of last year. Various incentives, including the offer of 'free bingo', have helped to attract new players. This has resulted in an attendance decline of just under 1% in the half year compared to a decline of nearly 8% in the previous full year. The focus on attracting high yielding players resulted in an increase in spend per head of nearly 7%. Although promotional spend increased by £5m, cost reductions and effective management of product mix maintained the profit margin at 30%.

In Spain the existing bingo clubs performed well. Three new clubs were acquired in Madrid, Barcelona and Seville for a total consideration of £13.5m, of which £5.5m is deferred. This brings the total number of clubs in Spain to nine.

Grosvenor Casinos

	Turnover		Operating profit	
	2002	2001	2002	2001
	£m	£m	£m	£m
UK				
London - upper	**9.2**	6.6	**2.3**	0.2
London - other	**25.9**	24.2	**4.8**	4.6
Provincial	**40.4**	32.5	**11.4**	7.3
Overhead	**-**	-	**(4.2)**	(2.7)
	75.5	63.3	**14.3**	9.4

	Admissions ('000's)		Handle per head (£)	
	2002	2001	2002	2001
UK				
London - upper	**24**	21	**2,088**	2,289
London - other	**321**	311	**447**	396
Provincial	**1,287**	1,203	**163**	134

Grosvenor Casinos in the UK had an outstanding half year with turnover up 19% and operating profit up 52%.

Operating profit from the two London - upper casinos, the Clermont and the Park Tower, was £2.1m higher than last year. Admissions increased by 14% and the win percentage was a more normal 18.0% compared to 13.9% in the first half of last year. Trends within the London - other casinos - the Victoria, Gloucester and Connoisseur - were encouraging with the introduction of later opening at all three casinos and the growing attraction of electronic roulette machines resulting in admissions up 3% and handle per head up 13%. A lower win percentage of 16.8% (2001 - 18.4%) held back the growth in turnover to 7%. Operating profit was up 4%.

The provincial casinos achieved another excellent result with turnover up 24% and operating profit up 56%. The successful relocations, further roll out of electronic roulette and later opening, led to growth in admissions of 7% and in handle per head of 22%. Prospects remain positive helped by the recent introduction of alcohol on the gaming floor, plans for further electronic roulette positions, and the introduction of several new games including progressive stud poker, Sicbo, Big Six (Wheel of Fortune) and 3 card poker. The relocated casino in Brighton opened in August and Huddersfield will open in November. The Hard Rock casino in Manchester opened in July, to be followed by London in December.

Rank Leisure Machine Services

Rank Leisure Machine Services' operating profit increased to £1.0m (2001 - £0.9m).

Rank Interactive Gaming

The Group's UK internet gaming site, Rank.com, was launched in November 2001 and now has over 60,000 registrations and is currently generating average weekly stakes of over £500,000. In July 2002 an on-line casino site, HardRockCasino.com, was launched. This operates from the Isle of Man under a licence issued in January 2002 and offers a variety of casino games including roulette, blackjack and poker.

HARD ROCK

	Turnover		Operating profit	
	2002	**2001**	**2002**	**2001**
	£m	**£m**	**£m**	**£m**
Owned cafes	**115.2**	122.0	**15.8**	22.5
Cafe franchise and other income	**3.3**	3.6	**3.3**	4.1
Hotel franchise and other income	**1.9**	1.7	**1.4**	1.2
Territory sales	**1.1**	3.3	**1.1**	3.3
Advertising and promotion	**-**	-	**(0.5)**	-
Overheads	**-**	-	**(6.3)**	(5.3)
Restructuring charge	**-**	-	**-**	(1.8)
	121.5	130.6	**14.8**	24.0

As expected, Hard Rock experienced a difficult half year with operating profit down to £14.8m. The reduced levels of travel and tourism both in the US and Europe had a direct impact on trading, particularly on merchandise sales. Profits from territory sales in the period were £1.1m compared to £3.3m in the prior year.

Hard Rock like for like sales %	**Food and Beverage**	**Merchandise**	**Total**
To 30 June 2002			
North America	-1.5	-9.9	-5.1
Europe	-3.0	-21.8	-11.9
Total	**-1.7**	**-12.3**	**-6.3**
9 weeks to 1 September 2002	+1.6	-11.6	-4.4

Like for like sales were down 6.3% in the first half of the year. Whilst this is a significant improvement over the trends experienced in the fourth quarter of 2001, sales are still being adversely affected by lower levels of travel and tourism. This is most apparent in merchandise where sales were down 12.3%. Food and beverage sales have held up well reflecting the continuing strength of the Hard Rock offering and the success of local marketing initiatives.

The European cafes have been most affected by the slowdown in tourism, with like for likes down 11.9% - Paris and Rome have been particularly affected. Prior to 11 September 2001, the European cafes had recorded like for like sales growth over two successive years. In North America, the shortfall is concentrated in four cafes – New York, Washington DC, Orlando and Hollywood. Excluding these cafes, like for like sales in North America were down only 1.5% in the first half. Sales trends have continued to improve in the period since 30 June 2002.

The previously announced plans to develop the cafe network have progressed. In Europe, Munich opened in March, Nottingham opened in June and Cologne is due to open by the end of the year. In the US, Austin opened in February, Pittsburgh in July and Minneapolis will open later this year.

Brand licensing activities within hotels and casinos continue to be a key area of focus for the business. The Seminole Indian Nation hotel/casino development is in build after the successful completion of the financing arrangements in May. The Orlando hotel continues to trade well and the Chicago hotel is on schedule to open in 2003.

DELUXE

	Turnover		Operating profit*	
	2002	**2001**	**2002**	**2001**
	£m	**£m**	**£m**	**£m**
Film Processing	**179.3**	154.3	**29.5**	23.4
Media Services	**127.2**	127.7	**1.9**	(0.7)
	306.5	282.0	**31.4**	22.7
Associate investments			**0.8**	0.3
Total Deluxe contribution			**32.2**	23.0

** before exceptional items*

Film Processing

Film Processing continued to grow strongly in the first half of 2002. Film footage was up 26%, turnover was up 16% and operating profit was up 26%. The substantial increase in footage is a function of a very strong film schedule which included Spiderman, Star Wars Episode II and Men in Black II, and a first time contribution from the Rome laboratory which has been successful in penetrating the European independent market. The new Toronto facility is now fully open and has improved operational efficiency in North America. The film schedule for the second half is strong.

Following the opening of the new laboratories in Rome and Toronto, Deluxe is continuing to make investments to increase the services it can provide to its customers and to further extend its geographic reach. In July, Deluxe acquired a 20% shareholding in Efilm, a digital front-end laboratory which digitally enhances the 'masters' from which release film prints are made. In August, Deluxe extended its relationship with Atlab, the largest film processing business in Australasia, by completing a technical, marketing and joint venture relationship. The total cost of these two investments was £8.4m.

Media Services

Subsequent to the period end, Deluxe Global Media Services, a new venture with Ritek Corporation of Taiwan, was established. This business combines the DVD assets of Deluxe and Ritek in North America and Europe. Deluxe will pay a total of $50m to Ritek, spread over three years, for an 80% share in the new venture.

Following the completion of the deal with Ritek, Deluxe has become a major player in the DVD market. This, together with the increasing importance of distribution services and the entry into digital services, means that Deluxe will, over time, become much less dependent upon video duplication. To reflect this change in emphasis, we have re-named the Deluxe Video division as Deluxe Media Services and have separately disclosed the revenue and profit streams from the four key business areas.

	Turnover		Operating profit*	
	2002 £m	2001 £m	2002 £m	2001 £m
Video duplication	**80.2**	93.7	**3.5**	6.1
DVD replication	**8.8**	4.9	**(1.2)**	(3.3)
Distribution services	**36.2**	29.1	**-**	(3.5)
Digital services	**2.0**	-	**(0.4)**	-
	127.2	127.7	**1.9**	(0.7)

** before exceptional items*

Deluxe Media Services produced a robust result in this less important half of the year. Overall, turnover was in line with last year with the anticipated decline in video duplication being offset by significant increases in DVD replication and distribution sales. The operating profit of £1.9m represents a substantial improvement on 2001. This reflects improved results in DVD replication and distribution services and a net benefit of £1.4m arising from the impact of the sale and leaseback of Arkansas and the write-off of information systems in 2001.

Digital services comprises the results of Vision Entertainment, which was acquired in March 2002 for £3.3m, and Digital Media Asset Management ("DMAM"), which was established in early 2002 at a cost of £1.2m. Both enterprises are involved in the electronic storage and retrieval of film and TV material.

Associate investments

Deluxe's associate investments comprise a 50% interest in ETS, a distributor of release prints and trailers, and a $33^{1/3}$% investment in The Lab, a front-end laboratory based in Toronto. The total investment in these two businesses is £4.0m.

US Holidays

US Holidays operating profit was £4.8m (2001 - £6.7m). The business generated net cash of £8.0m (2001 - £11.1m).

Central costs and other

	2002 £m	2001 £m
Central costs	**(6.3)**	(5.4)
Other income	**1.7**	2.4
	(4.6)	(3.0)

Associates and joint ventures

	2002 £m	2001 £m
British Land	**0.9**	1.4
Deluxe associate investments	**0.8**	0.3
	1.7	1.7

The reduction in contribution from the British Land joint venture reflects the property disposals undertaken during 2001 and the first half of 2002. On 29 August 2002, the Group completed the disposal of the remaining properties in the joint venture for proceeds of £109m. The disposal has resulted in net cash proceeds of £16.9m for the Group.

Managed businesses' interest

Managed businesses' interest was £12.0m, a reduction of £2.9m from the prior year. This reflects a significantly lower average interest rate of 5.6% (2001 – 7.5%).

Taxation

The Group has implemented FRS 19 'Deferred Tax'. This has resulted in an effective tax rate of 34.1% (2001 – 38.3%). The current tax rate is 15.5% (2001 – 19.5%). The effect of the adoption of FRS 19 is set out in Note 1.

Dividend

An interim dividend of 4.4p per Ordinary share will be paid on 18 October 2002 to those shareholders on the register on 20 September 2002.

Exchange rates

The net translation effect of changes in average exchange rates between 2001 and 2002 was to decrease turnover by £7.0m, profit before tax and exceptional items by £0.8m, and profit after tax by £0.4m. The average rates are given below.

	2002	2001
US dollar	**1.45**	1.42
Canadian dollar	**2.28**	2.19
Euro	**1.58**	1.59

Exceptional items

	£m
Exceptional items within operating profit	
Impairment of DVD assets within Deluxe	(6.2)
Non-operating exceptional items	
Profit on disposal of continuing operations	1.5
Loss on disposal of fixed assets in joint ventures - continuing	(1.0)
	(5.7)

Subsequent to the period end, Deluxe contributed its DVD assets to a new venture with Ritek Corporation of Taiwan. The value attributed to these assets has resulted in an impairment of their carrying value at 30 June 2002 of £6.2m.

Cash flow

	2002 £m	2001 £m
Cash flow from operating activities before Deluxe contract advances	**122.3**	104.6
Deluxe contract advances, net of repayments	**(146.8)**	(0.5)
	(24.5)	104.1
Capital expenditure	**(51.4)**	(51.7)
Fixed asset disposals	**18.3**	32.7
Operating cash flow	**(57.6)**	85.1
Distributions from associates and joint ventures	**-**	2.4
Acquisitions and investments	**(19.3)**	(4.8)
Disposals	**(11.9)**	3.6
	(88.8)	86.3
Interest, tax and dividend payments	**(90.7)**	(86.0)
	(179.5)	0.3

Cash inflow from operating activities, before taking account of Deluxe contract advances, net of repayments, was £17.7m higher than 2001. This is largely due to a £15.0m improvement in working capital movements.

The Group has successfully renewed the majority of its major studio contracts within Deluxe. In Film Processing, contracts accounting for some 75% of 2001 actual volumes are now secure until at least 2005. In line with past practice, Deluxe has made advance payments to secure these contracts which are repayable over the contract life. Such payments amounted to £182.7m in the first half of 2002, offset by repayments of £35.9m.

Capital expenditure was £51.4m and is analysed below.

	2002 £m	**2001 £m**
Gaming	**19.9**	22.2
Hard Rock	**15.6**	11.7
Deluxe	**15.3**	17.1
US Holidays	**0.6**	0.7
	51.4	51.7

Fixed asset disposals include the sale of the Coventry multi-leisure site for £16.7m.

Acquisitions and investments comprise:

	£m
Deluxe	
Vision Entertainment	3.3
Other	0.5
Gaming	
3 Bingo clubs in Spain	8.0
Further investment in Universal Hotels joint venture	4.7
Investment in Rank Group shares	2.8
	19.3

The investment in The Rank Group Plc Ordinary shares was made in connection with the Group's long term incentive plan.

The net cash outflow from disposals reflects payments and receipts in connection with the disposals of the UK Holidays Division in 2000 and the Butlin's hotels in 1999.

Net debt

Net debt at 30 June 2002 was £416.8m compared to £334.6m last year and £248.1m as at 31 December 2001. Exchange movements reduced net debt by £7.6m reflecting the Group's relatively high proportion of US dollar debt. Net debt is stated after current asset investments which include a £16.4m investment in municipal bonds in connection with the Hard Rock Seminole Indian Nation resort.

Net debt as a percentage of shareholders' funds was 57% (30 June 2001 as restated – 44%, 31 December 2001 as restated – 34%).

GROUP PROFIT AND LOSS ACCOUNT (unaudited)

	2002			2001		
	Before Exceptional Items £m	Exceptional Items £m	Total £m	Before Exceptional Items (as restated) £m	Exceptional Items £m	Total (as restated) £m
Turnover (Note 2)	**680.9**	**-**	**680.9**	645.4	-	645.4
Operating profit (loss) (Note 2)	**95.4**	**(6.2)**	**89.2**	96.0	(6.9)	89.1
Share of operating profit in associates and joint ventures	**2.9**	**-**	**2.9**	3.4	-	3.4
	98.3	**(6.2)**	**92.1**	99.4	(6.9)	92.5
Non-operating items (Note 3)	**-**	**0.5**	**0.5**	-	13.4	13.4
Profit (loss) before interest	**98.3**	**(5.7)**	**92.6**	99.4	6.5	105.9
Interest:						
Managed businesses	**(12.0)**	**-**	**(12.0)**	(14.9)	-	(14.9)
Associates and joint ventures	**(1.2)**	**-**	**(1.2)**	(1.7)	-	(1.7)
	(13.2)	**-**	**(13.2)**	(16.6)	-	(16.6)
Profit (loss) before tax	**85.1**	**(5.7)**	**79.4**	82.8	6.5	89.3
Tax (Note 4)	**(29.0)**	**-**	**(29.0)**	(31.7)	-	(31.7)
Profit (loss) after tax	**56.1**	**(5.7)**	**50.4**	51.1	6.5	57.6
Equity minority interests	**(1.0)**	**-**	**(1.0)**	(1.3)	-	(1.3)
Preference dividends	**(10.5)**	**-**	**(10.5)**	(10.5)	-	(10.5)
		-				
Earnings (loss)	**44.6**	**(5.7)**	**38.9**	39.3	6.5	45.8
Basic earnings (loss) per Ordinary share (Note 5)	**7.6p**	**(1.0p)**	**6.6p**	6.6p	1.1p	7.7p
Diluted earnings (loss) per Ordinary share (Note 5)	**7.5p**	**(1.0)p**	**6.5p**	6.6p	1.1p	7.7p
Net dividend per Ordinary share			**4.4p**			4.2p

All amounts relate to continuing activities.

GROUP PROFIT AND LOSS ACCOUNT (unaudited)

	6 months to 30.6.02 £m	6 months to 30.6.01 (as restated) £m	Year to 31.12.01 (as restated) £m
Turnover (Note 2)	**680.9**	645.4	1,366.9
Operating profit (Note 2)	**95.4**	96.0	209.7
Exceptional items within operating profit	**(6.2)**	(6.9)	(37.5)
Non-operating items (Note 3)	**0.5**	13.4	9.9
Share of operating profit in associates and joint ventures	**2.9**	3.4	6.3
Profit before interest	**92.6**	105.9	188.4
Interest:			
Managed businesses	**(12.0)**	(14.9)	(24.3)
Associates and joint ventures	**(1.2)**	(1.7)	(3.6)
Profit before tax	**79.4**	89.3	160.5
Profit before tax and exceptional items	**85.1**	82.8	188.1
Tax (Note 4)	**(29.0)**	(31.7)	(67.5)
Profit after tax	**50.4**	57.6	93.0
Equity minority interests	**(1.0)**	(1.3)	(1.9)
Preference dividends	**(10.5)**	(10.5)	(21.0)
Earnings	**38.9**	45.8	70.1
Earnings before exceptional items	**44.6**	39.3	97.7
Basic earnings per Ordinary share	**6.6p**	7.7p	11.9p
- before exceptional items (Note 5)	**7.6p**	6.6p	16.5p
Diluted earnings per Ordinary share	**6.5p**	7.7p	11.9p
- before exceptional items (Note 5)	**7.5p**	6.6p	16.5p
Net dividend per Ordinary share	**4.4p**	4.2p	12.6p

All amounts relate to continuing activities.

GROUP BALANCE SHEET (unaudited)

	As at 30.6.02 £m	As at 30.6.01 (as restated) £m	As at 31.12.01 (as restated) £m
Fixed assets			
Intangible assets	**5.4**	7.8	7.4
Tangible assets	**739.2**	769.5	726.0
Investments	**71.6**	62.8	65.2
	816.2	840.1	798.6
Current assets			
Stocks	**73.3**	80.2	69.4
Debtors (including amounts falling due after one year)	**698.2**	634.0	654.7
Investments	**24.8**	6.1	6.3
Cash and deposits	**97.1**	152.8	117.6
	893.4	873.1	848.0
Creditors (amounts falling due within one year)			
Loan capital and borrowings	**(13.8)**	(43.2)	(7.9)
Other	**(330.9)**	(333.4)	(363.7)
	(344.7)	(376.6)	(371.6)
Net current assets	**548.7**	496.5	476.4
Total assets less current liabilities	**1,364.9**	1,336.6	1,275.0
Creditors (amounts falling due after more than one year)			
Loan capital and borrowings	**(524.9)**	(450.3)	(364.1)
Other creditors and provisions	**(89.6)**	(110.1)	(167.0)
	750.4	776.2	743.9
Capital and reserves			
Called up share capital	**104.7**	104.7	104.6
Share premium account	**12.0**	8.5	8.5
Other reserves	**619.6**	646.0	615.6
Shareholders' funds	**736.3**	759.2	728.7
Equity interests	**510.8**	535.9	504.3
Non-equity interests	**225.5**	223.3	224.4
Equity minority interests	**14.1**	17.0	15.2
	750.4	776.2	743.9

GROUP CASH FLOW (unaudited)

	6 months to 30.6.02 £m	6 months to 30.6.01 £m	Year to 31.12.01 £m
Net cash (outflow) inflow from operating activities (Note 6)	**(24.5)**	104.1	266.4
Distributions from joint ventures and associates	**-**	2.4	2.4
Returns on investment and servicing of finance			
Interest (net)	**(15.7)**	(31.8)	(41.7)
Dividends paid to Preference shareholders and minorities	**(10.8)**	(10.4)	(21.8)
	(26.5)	(42.2)	(63.5)
Tax (paid) received (net)	**(14.6)**	3.5	(15.4)
Capital expenditure			
Purchase of tangible fixed assets	**(51.4)**	(51.7)	(103.3)
Purchase of investments	**(7.5)**	(3.1)	(12.0)
Sale of fixed assets and assets held for disposal	**18.3**	32.7	64.3
	(40.6)	(22.1)	(51.0)
Acquisitions and disposals			
Purchase of businesses	**(13.0)**	-	-
Net cash acquired	**1.2**	-	-
Sale of businesses and investments	**(11.9)**	3.6	3.8
Investments in associates and joint ventures	**-**	(1.7)	(2.4)
	(23.7)	1.9	1.4
Ordinary dividends paid	**(49.6)**	(47.3)	(72.2)
Cash (outflow) inflow before use of liquid resources and financing	**(179.5)**	0.3	68.1
Movements in net debt			
Cash (outflow) inflow before use of liquid resources and financing	**(179.5)**	0.3	68.1
Issue of Ordinary share capital	**3.6**	-	-
Increase in finance leases	**(0.4)**	-	(1.4)
Gain on bond purchase	**-**	4.4	7.7
Foreign exchange differences	**7.6**	(19.4)	(2.6)
(Increase) decrease in net debt	**(168.7)**	(14.7)	71.8
Net debt at beginning of period	**(248.1)**	(319.9)	(319.9)
Net debt at end of period	**(416.8)**	(334.6)	(248.1)

GROUP RECOGNISED GAINS AND LOSSES

	6 months to 30.6.02 £m	6 months to 30.6.01 (as restated) £m	Year to 31.12.01 (as restated) £m
Profit for the financial period	**49.4**	56.3	91.1
Currency translation differences on foreign currency net investments	**(9.3)**	5.1	2.0
Tax on exchange adjustments offset in reserves	**-**	-	(3.2)
Total recognised gains and losses for period	**40.1**	61.4	89.9
Prior year adjustment (Note 1)			
Deferred tax asset – FRS 19	**144.5**		
Total recognised gains and losses since last report	**184.6**		

MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS

	6 months to 30.6.02 £m	6 months to 30.6.01 (as restated) £m	Year to 31.12.01 (as restated) £m
Profit for the financial period	**49.4**	56.3	91.1
Dividends payable	**(35.4)**	(34.3)	(93.3)
Other recognised gains and losses (net)	**(9.3)**	5.1	(1.2)
New share capital subscribed	**3.6**	-	-
Amounts deducted in respect of shares issued to the QUEST	**(0.7)**	-	-
Net movement in shareholders' funds	**7.6**	27.1	(3.4)
Opening shareholders' funds as previously stated	**584.2**	556.3	556.3
Prior year adjustment (Note 1)			
Deferred tax asset – FRS 19	**144.5**	175.8	175.8
Opening shareholders' funds as restated	**728.7**	732.1	732.1
Closing shareholders' funds	**736.3**	759.2	728.7

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

1. Accounting policies

The interim financial statements have been prepared on the basis of the accounting policies set out in the Group's statutory financial statements for the year ended 31 December 2001 except for the changes detailed below.

Changes in accounting policy:

The Group adopted Financial Reporting Standard ("FRS") 18 'Accounting Policies' in 2001. As a consequence of the review in accounting policies, the accounting treatment and recognition of contract advances within Deluxe Film was amended to ensure a consistency of treatment with Deluxe Video (now Deluxe Media Services). This change in accounting policy resulted in a prior year adjustment as detailed in the 2001 financial statements. The adjustment to the reported results as at 30 June 2001 is to increase both debtors and creditors by £6.5m. There is no impact on the profit and loss account.

The Group has implemented FRS 19 'Deferred Tax' during 2002.

FRS 19 requires deferred tax to be accounted for on a full provision basis rather than a partial provision basis as in 2001 and earlier years. This change in accounting policy has been accounted for as a prior period adjustment and accordingly the results reported for 2001 have been restated. The effect of implementing FRS 19 is shown below.

	6 months to 30.6.01 £m	**Year to 31.12.01 £m**
Profit after tax (before exceptional items)		
As previously stated	**66.5**	155.8
Deferred tax charge	**(15.4)**	(35.2)
As restated for FRS 19	**51.1**	120.6

	6 months to 30.6.02	**6 months to 30.6.01**	**Year to 31.12.01**
Basic earnings per share (before exceptional items)			
As previously stated		9.2p	22.5p
As restated for FRS 19	**7.6p**	6.6p	16.5p
Estimated effective tax rate			
As previously stated		19.5%	17.0%
As restated for FRS 19	**34.1%**	38.3%	36.4%

The following deferred tax asset has been recognised in the balance sheet in debtors. This asset primarily represents US tax losses and depreciable assets which are expected to be utilised against future profits.

	As at to 30.6.02 £m	As at to 30.6.01 £m	As at 31.12.01 £m
Deferred tax asset	**129.5**	162.1	144.5

2. Segmental analysis of continuing operations by geographical area of origin

	6 months to 30.6.02 £m	6 months to 30.6.01 £m	Year to 31.12.01 £m
Turnover			
United Kingdom	**273.9**	249.2	529.4
North America	**334.6**	333.2	710.2
Rest of the world	**72.4**	63.0	127.3
	680.9	645.4	1,366.9
Operating profit before exceptional items			
United Kingdom	**43.0**	42.5	95.0
North America	**45.2**	42.9	95.6
Rest of the world	**7.2**	10.6	19.1
	95.4	96.0	209.7

3. Non-operating items

Non-operating items comprise:

	6 months to 30.6.02 £m	6 months to 30.6.01 £m	Year to 31.12.01 £m
Non-operating items:			
Profit on disposal of fixed assets	**-**	14.4	12.3
Profit (loss) (including provision for loss) on disposal of continuing operations	**1.5**	-	(0.7)
Loss (including provision for loss) on disposal of discontinued operations	**-**	(1.0)	(1.1)
Net loss on disposal of fixed assets in joint ventures - continuing	**(1.0)**	-	(0.6)
Non-operating items before and after tax	**0.5**	13.4	9.9

4. Tax charge

The tax charge may be analysed as follows:

	6 months to 30.6.02 £m	6 months to 30.6.01 (as restated) £m	Year to 31.12.01 (as restated) £m
Rank subsidiaries	**28.3**	31.2	66.6
Associates and joint ventures	**0.7**	0.5	0.9
	29.0	31.7	67.5

There is no tax charge in relation to exceptional items. Taxation on Rank subsidiaries has been provided at an estimated effective rate of 34.1% (2001 38.3%, having been restated for FRS 19).

5. Weighted average number of shares

The weighted average number of shares used in the calculation of basic earnings per share is 590.3m (2001 first half: 591.5m, full year: 590.7m). For diluted earnings per share the weighted average number of shares used in the calculation is 594.0m (2001 first half: 591.5m, full year: 590.7m)

6. Reconciliation of operating profit to cash flow

	6 months to 30.6.02 £m	6 months to 30.6.01 £m	Year to 31.12.01 £m
Operating profit	**89.2**	89.1	172.2
Exceptional operating costs charged	**6.2**	6.9	37.5
Cash payments in respect of exceptional costs and provisions	**(9.3)**	(14.6)	(27.4)
Depreciation and amortisation (excluding contract advances)	**38.3**	44.2	81.1
Contract advance payments, net of repayments	**(146.8)**	(0.5)	33.0
Increase in working capital	**(1.5)**	(16.5)	(23.6)
Other items	**(0.6)**	(4.5)	(6.4)
Net cash (outflow) inflow from operating activities	**(24.5)**	104.1	266.4

7. Exchange rates

The US$/£ exchange rates for the relevant accounting periods are:

US$/£	6 months to 30.6.02	6 months to 30.6.01	Year to 31.12.01
Average	**1.45**	1.42	1.43
Period-end	**1.52**	1.41	1.46

Unqualified and unmodified review report on interim financial information

Independent review report to The Rank Group Plc

Introduction

We have been instructed by the Company to review the financial information set out on pages 15 to 22. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

PricewaterhouseCoopers
Chartered Accountants
London
6 September 2002

– ends -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE RANK GROUP PLC

Date: 12 September 02

By: ______________________

Name: C Duffill

Title: Company Secretariat Executive